April 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Jay Ingram

Re:	GX Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 5, 2018

CIK No. 1752828

Dear Mr. Ingram:

GX Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 10, 2019, regarding the revised Draft Registration Statement on Form S-1 submitted on March 28, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form DRS/A submitted 3/28/2019

General

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware as the exclusive forum for any action arising under the Securities Act. Please revise your disclosure to highlight the uncertainty relating to the enforceability of such a provision.

We have revised the indicated disclosure per the Staff’s request.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

By:	/s/ Jay R. Bloom
Name:	Jay R. Bloom

cc: Stuart Neuhauser, Esq.